

DIVISION OF
CORPORATION FINANCE

December 14, 2010

Mr. Kam Shah
Chief Executive Officer, Chief Financial Officer, and Director
Bontan Corporation Inc.
47 Avenue Road, Suite 200
Toronto, Ontario, Canada M5R 2G3

> **Re:** **Bontan Corporation Inc.**
> **Amend No. 4 to Registration Statement on Form F-1**
> **Filed November 26, 2010**
> **File No. 333-164935**

Dear Mr. Shah:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 15, 2010.

Form F-1/A filed on November 26, 2010

General

1. We note your response to prior comment one. Please explain how the JOA with Geoglobal Resources (India) Inc. was executed on October 6, 2010, when you disclose in this response that you are still awaiting the signatures of some joint venture partners. If all parties have signed the agreement, please file the finalized version of the JOA. Please also tell us the status of any revised stockholders agreement and file any that have been executed.

2. We note that you filed in a Form 6-K on December 2, 2010 your interim financial statements for the three and six months ended September 30, 2010. As such, please

> update the financial statements included in this registration statement in accordance with Item 4A(b)2 of Form F-1.

Prospectus Summary, page 5

Background and Status of the Offshore Israel Project, page 8

3.   We note your disclosure that Mr. Cooper has engaged in a series of transactions without the consent of Bontan's stockholders, in contravention of the stockholders agreement between the parties. For instance, you disclose that without your consent he registered the 13.609% working interest in IPC Partnership rather than in IPC Cayman; that on October 13, 2010 he agreed to sell 50% of the equity interest in IPC Partnership held by IPC Cayman to Ofer Investment Ltd., and on October 25, 2010, entered into an agreement whereby IPC Cayman was to reverse merge with an Israeli publicly listed shell company, Shaldieli Ltd., transferring its remaining 50% interest in IPC Partnership in exchange for 90% of the outstanding stock of Shaldieli. You disclose that you are trying to settle your disputes with Mr. Cooper, ITC, and IPC Cayman, and that failure to resolve these disputes could have a material adverse effect on your business. In a risk factor on page 16 you clarify the risk from these transactions, in that an adverse outcome of any negotiation or litigation to protect your rights to approve such transactions or defend against claims by Mr. Cooper could cause you to lose your interest in the licenses and write off your entire investment. Please make this risk clear in your prospectus summary.

4.   If IPC Cayman and IPC Partnership consummate the proposed transaction with Shaldieli without your consent, please make clear what recourse, if any, you have to protect your percentage working interest in the Myra and Sarah licenses. Alternatively, even if you are given the chance to approve this transaction, if your stockholders do in fact approve the transfer please tell us what interest, if any, you would have in the new entity listed on the Tel Aviv stock exchange or what compensation, if any, Bontan stockholders would receive.

5.   Please disclose the status of your negotiations with Mr. Cooper and related entities, or any legal action that you have instituted to defend your rights under the stockholders agreement.

6.   We note that in a press release dated October 26, 2010 on the website of Israel Petroleum Company, available at http://www.israelpetroleumcompany.com/news/israel-petroleum-company-signs-agreement-to-acquire-israeli-publicly-listed-shell-company/index.html, the company discloses that the prospectus for the reverse merger transaction with Shaldieli is expected to be filed with the Israel Security Authority by November 4, 2010, and that IPC Cayman expects to close on this transaction in December 2010. IPC Cayman further discloses that Mr. Cooper will be the Chairman and President of the Israeli listed entity, and that this entity intends to trade its interest in IPC Partnership on

the Tel Aviv stock exchange. Please update us on the status of any filings with the Israel Security Authority and if such transaction has been approved. Please also disclose this information in your prospectus summary.

Management Compensation, page 56

7.   We note your revised disclosure in response to prior comment eight and we re-issue that comment. You have still not provided a column showing total compensation paid. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551- 3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile (612) 672-3777
        Jeffrey C. Robbins, Esq.
        Messerli & Kramer P.A.